UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to

Commission File Number 1-3523

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

WESTAR ENERGY, INC.
EMPLOYEES' 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
WESTAR ENERGY, INC.
818 South Kansas Avenue
Topeka, Kansas 66612

Westar Energy, Inc. Employees’401(k)
Savings Plan
Employer ID No: 48-0290150
Plan Number: 004
Financial Statements as of December 31, 2015
and 2014, and for the Year Ended December 31, 2015,
Supplemental Schedules as of December 31, 2015, and
Report of Independent Registered Public Accounting Firm

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Investments and Benefits Committee
of the Westar Energy, Inc. Employees’ 401(k) Savings Plans
Topeka, Kansas

We have audited the accompanying statements of net assets available for benefits of the Westar Energy, Inc. Employees’ 401(k) Savings Plan (the "Plan") as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, in 2015 the Plan retrospectively adopted Financial Accounting Standards Board Accounting Standards Update (“ASU”) No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) and ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965).

The supplemental schedules of assets (held at end of year) as of December 31, 2015, and transactions in excess of five percent of the current value of plan assets for the year ended December 31, 2015 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Kansas City, Missouri
June 23, 2016

WESTAR ENERGY, INC.
EMPLOYEES' 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2015 AND 2014

	2015	2014
ASSETS

Participant-directed investments:
Investments at fair value:
Mutual Funds	$445,741,009	$469,851,172
Vanguard Retirement Savings Trust III Fund	63,003,176	62,043,563
Westar Energy Common Stock Fund	32,439,081	36,846,973

Total Investments	541,183,266	568,741,708

Receivables:
Notes receivable from participants	9,485,507	9,952,528
Dividends receivable	278,081	314,721

Total Receivables	9,763,588	10,267,249

Total Assets	550,946,854	579,008,957

NET ASSETS AVAILABLE FOR BENEFITS	$550,946,854	$579,008,957

See notes to the financial statements.

WESTAR ENERGY, INC.
EMPLOYEES' 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2015

ADDITIONS:
Contributions:
Participant contributions	$20,390,352
Rollover contributions	1,406,317
Employer matching contributions	7,838,263

Total Contributions	29,634,932

Investment income:
Net depreciation in fair value of investments	(19,019,658)
Interest income	19,200,263
Dividend income	1,241,241

Net Investment Income	1,421,846

Interest income on notes receivable from participants	411,774

Total Additions	31,468,552

DEDUCTIONS:
Benefits paid to participants	59,165,327
Administrative expenses	365,328

Total Deductions	59,530,655

DECREASE IN NET ASSETS	(28,062,103)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of Year	579,008,957

End of Year	$550,946,854

See notes to the financial statements.

WESTAR ENERGY, INC. EMPLOYEES’ 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2015 AND 2014, AND FOR THE YEAR ENDED DECEMBER 31, 2015

1.	DESCRIPTION OF THE PLAN
The following description of the Westar Energy, Inc. (the "Company") Employees' 401(k) Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s information.
General – The Plan is a defined contribution plan, designed to provide benefits for eligible employees of the Company upon retirement or earlier termination of employment. The Chief Executive Officer of the Company appoints an Investment and Benefits Committee consisting of at least three members to control and manage the operation and administration of the Plan on behalf of the Company. Vanguard Fiduciary Trust Company serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Eligibility – An employee becomes eligible to participate in the Plan as of the first day of the calendar month following commencement of active employment or re-employment and/or as specified within the Plan document. Participants are eligible for the Company matching contribution following the completion of one year of service, as defined by the Plan. The Plan excludes certain part-time and temporary employees including rescue personnel, interns, temporary employees, leased employees and reclassified employees.
The Plan automatically enrolls new, eligible union and non-union employees. Each employee who becomes an eligible employee with respect to the Plan shall be given written notice as soon as practicable that, unless he or she makes a contrary affirmative election, such employee shall automatically start making a pre-tax elective deferral equal to six percent of compensation paid as defined under the Plan. An automatic deferral made under this provision shall be invested in the Plan's default fund, which is the applicable Vanguard Target Retirement Fund, unless the participant makes a different investment election.
Contributions – Contributions to the Plan include (i) salary reduction (“pre-tax”) contributions authorized by participants, (ii) Roth (“after-tax”) elective deferrals, (iii) matching contributions made by the Company; and (iv) participant rollovers from another plan.
Participants may elect to contribute a percentage of eligible earnings to the Plan each year, subject to the limitations, as defined in the plan document. Pre-tax contributions are excluded from the participant’s taxable income for federal income tax purposes until received as a withdrawal or distribution from the Plan. Contributions up to the first 6 percent of a participant’s earnings, as defined by the Plan, are matched 75 percent by the Company.
The Company matching contribution may be made in either cash or in Company common stock, generally at the option of the Company. Contributions are subject to certain limitations. Active participants are allowed to make additional contributions each quarter to meet the maximum contribution percentage. These contributions are considered in determining matching employer contributions. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions; these additional contributions are ineligible for a Company matching contribution. Company matching contributions are suspended for a period of six months in the event that a participant withdrew money from their after-tax account and/or the Company match account. Company matching contributions are also suspended in the event a participant received a hardship withdrawal. The Plan does not allow additional contribution, transfer, or rollover of monies into the Company stock fund if the value of the participant’s investment in the Company stock fund equals or exceeds 15 percent of the participant’s account.
Participant Accounts – A separate account is maintained for each participant. Allocations to participant accounts for employer and employee contributions are made when the contributions are received by the trustee. Allocations to participant accounts for the net of interest, dividends, realized and unrealized changes in investment gains and losses and Plan expenses are made when such amounts are earned or incurred. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments – Participants may direct the investment of their contributions, the Company matching contributions, and/or account balances into various investment options offered by the Plan and may change investments and transfer amounts between funds daily. The Plan offers 21 mutual funds (including 12 target-date retirement funds), a common/collective trust fund and a Company stock fund as investment options for participants.
Vesting – Participants are vested immediately in both, their contributions and Company matching contributions, plus actual earnings thereon.
Notes Receivable from Participant Loans – Participants are permitted to borrow a specified portion of the balance in their individual account. Loan interest rates and terms are established by the Investment and Benefits Committee. Loans are evidenced by promissory notes payable to the Plan over one to five years for general purpose loans and up to 30 years for principal residence loans.
Payment of Benefits – Benefits are recorded when paid. Upon retirement, death, disability or termination of employment, all vested balances are paid to the participant or the participant’s beneficiaries in accordance with Plan terms.
Participants are also eligible to make hardship withdrawals from their deferred contributions in the event of certain financial hardships. Following a hardship withdrawal, participants are not allowed to contribute for a period of six months.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties – The Plan provides various investment options to its participants. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.
Included in investments at December 31, 2015 and 2014, are shares of the sponsor’s common stock amounting to $32.4 million and $36.8 million, respectively. This investment represents 5.99% and 6.48% of total investments at December 31, 2015 and 2014, respectively. A significant decline in the market value of the sponsor’s stock would significantly affect the net assets available for benefits.
Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion on fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
The VRST III provides for the collective investment of assets of tax-exempt pension and profit sharing plans. The Plan has no unfunded commitments to the VRST III Trust, which allows for daily transactions and requires no notice period regarding redemptions. The Trust invests solely in the Vanguard Retirement Savings Trust (VRST) Master Trust. The VRST Master Trust seeks to provide current and stable income, while maintaining a stable share value of $1. The expectation is that each unit of the VRST Master Trust will maintain a constant net asset value of $1, but there is no assurance that this will be the case. The VRST Master Trust invests primarily in synthetic investment contracts backed by high-credit-quality fixed income investments and traditional investments issued by insurance companies and banks. Participants may ordinarily direct either the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus interest accrued at the contract rate, less withdrawals. The following represents the disaggregation of contract value between types of investment contracts held by the Plan.

	2015	2014

Fully Benefit-Responsive Investment Contracts
Synthetic investment contracts	$58,944,070	$57,864,060
Traditional investment contracts	1,640,981	1,618,841
Cash investments	2,418,125	2,560,662
Total	63,003,176	62,043,563
The key difference between a synthetic investment contract and a traditional investment contract is that the Plan owns the underlying assets of the synthetic investment contract. A synthetic investment contract includes a wrapper contract, which is an agreement for the wrap issuer, such as a bank or insurance company, to make payments to the Plan in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Plan. With traditional investment contracts, the Plan owns only the contract itself. Synthetic and traditional investment contracts are designed to accrue interest based on crediting rates established by the contract issuers.

The existence of certain conditions can limit the VRST Master Trust’s ability to transact at contract value with issuers of its investment contracts. Specifically, any event outside the normal operation of the VRST Master Trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the VRST Master Trust or a unit holder, tax disqualification of the VRST Master Trust or unit holder, and certain VRST Master Trust amendments if issuers’ consent is not obtained. In general, issuers may terminate the contract and settle at other than contract value if there is a change in the qualification status of the participant, employer, or Plan; a breach of material obligations under the contract and misrepresentation by the contract holder; or failure of the underlying portfolio to conform to the pre-established investment guidelines. Plan management believes that the occurrence of events that would cause the VRST Master Trust to transact at less than contract value is not probable.

Unit Values – Individual participant accounts invested in the Company common stock fund and the common/collective trust fund are maintained on a unit value basis. Participants do not have beneficial ownership in specific underlying securities or other assets in the various funds, but have an interest therein represented by units valued as of the last business day of the period. The various funds earn dividends and interest, which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.
Company Common Stock Fund – Effective January 1, 2003, the portion of the Plan consisting of the Company stock fund is designated as a stock bonus plan within the meaning of Section 401(a) of the Internal Revenue Code (IRC) and an employee stock ownership plan within the meaning of Section 4975(e)(7) of the IRC. Such portion of the Plan is referred to as the "ESOP". The ESOP was not implemented until September 18, 2003. The ESOP is designed to invest primarily in common stock of the Company or other qualifying employer securities as defined in Section 4975(e)(8) of the IRC. With respect to dividends paid on Company common stock allocated on the record date of the applicable dividend to a participant’s account under the ESOP, the participant shall have the right to elect that either the dividend be paid directly in cash or be paid to the participant’s account under the ESOP and invested in Company common stock in the Company stock fund. Dividends paid from the ESOP to participants were $183,774 in 2015.
Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.
Administrative Expenses – The Company, as plan administrator, shall determine whether a particular plan expense is a settlor expense which the Company must pay, or is a reasonable non-settlor expense incident to the operation and administration of the Plan which may be paid by the Plan. These expenses may include, but are not limited to, the compensation of personnel and advisors and the cost of compliance with the bonding requirements specified in ERISA. The Company, at its discretion, may elect at any time, to pay part or all of these non-settlor expenses directly but would have no continuing obligation to do so.

A quarterly administration fee was charged to each participant. This fee covers Vanguard Fiduciary Trust Company’s charge for operating the plan, including, among other things, expenses involving their call center and recordkeeping and is reflected as an administrative expense in the accompanying statement of changes in net assets available for benefits.
Other administrative expenses of the Plan were paid by the Company with the exception of loan administrative charges, hardship withdrawal fees, and investment advisory fees for the Vanguard Managed Account program, which were paid by the participants utilizing those services. These charges are also reflected as administrative expenses in the accompanying statement of changes in net assets available for benefits.
New Accounting Pronouncements –In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)(“ASU 2015-07”), which removes the requirement to present certain investments for which the practical expedient is used to measure fair value at net asset value within the fair value hierarchy table. Instead, a Plan would be required to include those investments as a reconciling item so that the total fair value amount of investments in the disclosure is consistent with the fair value investment balance on the statement of net assets available for benefits. ASU 2015-07 is effective for public companies for fiscal years beginning after December 15, 2015, with early adoption permitted. The Plan elected to early adopt ASU 2015-07 retrospectively, as required. The Plan presents the investment disclosure required by this new guidance in Note 3, Fair Value Measurements. There are no effects on the statements of net assets available for plan benefits or the changes therein.
In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirement to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics, and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II are to be applied retrospectively. The Plan has elected to early adopt ASU 2015-12 as of December 31, 2015, as permitted, and has applied the provisions of ASU 2015-12 retrospectively, as required. Parts I and II are reflected in the statements of assets available for benefits and in the notes to the financial statements. The adoption resulted in the reclassification of the adjustment from fair value to contract value for fully benefit-responsive investment contracts totaling $1,904,564 in the prior year in the statements of net assets available for benefits. Certain historical disclosures that are no longer required were removed.

3.	FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. It also allows the measurement of certain investments that do not have a readily determinable fair value at Net Asset Value (NAV). These investments do not consider the observability of inputs, therefore, they are not included within the fair value hierarchy. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
Asset Valuation Techniques – Valuation technologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.
Westar Energy Common Stock Fund –– The Company’s common stock fund is invested primarily in the common stock of the Company. A small portion of the fund may also be invested in short-term reserves such as money market investments to help accommodate daily transactions. The investment objective of this fund is to provide the possibility of long-term growth though increases in the value of the stock and the reinvestment of its dividends. The Company’s common stock fund is stated at fair value at its year-end unit closing price (comprised of year end market price plus uninvested cash).
Mutual Funds - Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Common/Collective Trust Fund – Valued at the net asset value of units of a bank collective trust. The net asset value, as provided by the trustee, is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2015 and 2014.

	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	NAV	2015 Total

Mutual funds:
Balanced funds	$97,580,030	$—	$—	$—	$97,580,030
Domestic stock funds	250,472,704	—	—	—	250,472,704
Fixed income funds	62,262,184	—	—	—	62,262,184
International stock fund	35,426,091	—	—	—	35,426,091

Total mutual funds	445,741,009	—	—	—	445,741,009

Westar Energy Common Stock Fund	—	—	—	32,439,081	32,439,081

Common/Collective trust	—	—	—	63,003,176	63,003,176

Total	$445,741,009	$—	$—	$95,442,257	$541,183,266

	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	NAV	2014 Total

Mutual funds:
Balanced funds	$101,705,530	$—	$—	$—	$101,705,530
Domestic stock funds	269,874,328	—	—	—	269,874,328
Fixed income funds	62,173,199	—	—	—	62,173,199
International stock fund	36,098,115	—	—	—	36,098,115

Total mutual funds	469,851,172	—	—	—	469,851,172

Westar Energy Common Stock Fund	—	—	—	36,846,973	36,846,973

Common/Collective trust	—	—	—	62,043,563	62,043,563

Total	$469,851,172	$—	$—	$98,890,536	$568,741,708

Transfers Between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended, December 31, 2015 and 2014, there were no transfers between levels.

4.	FEDERAL INCOME TAX STATUS
The Plan obtained its latest determination letter on September 18, 2013, in which the Internal Revenue Service stated the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has submitted to the IRS an application for a new determination letter. However, a new determination letter has not been received. The Plan has been amended since receiving the latest determination letter and the Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
During and subsequent to the plan year, it was discovered that the Plan experienced certain operational and administrative issues that, if left uncorrected, could impact the Plan’s tax-exempt status. The Plan administrator has determined that the correction of these issues is not material to these financial statements, nor is it material to any historical or future statements. The Plan administrator is taking the necessary corrective actions in accordance with the Voluntary Correction Program of the IRS and believes the Plan has maintained its tax exempt status. The Plan administrator submitted its request to the IRS on June 20, 2016, and as of the date of this report, the Plan has not received a response. Therefore, no provision for income taxes is included in these financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by taxing authorities. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

5.	PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
The Plan invests in shares of mutual funds and a common/collective trust fund managed by Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is also the trustee and recordkeeper of the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Also, the Company common stock fund includes transactions that also qualify as party-in-interest transactions.
At December 31, 2015 and 2014, the Plan held approximately 764,892 and 893,477 shares, respectively, of common stock of the Company, the sponsoring employer. During the year ended December 31, 2015, the Plan recorded dividend income of $1,163,379 related to Company common stock.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
A reconciliation of net assets available for benefits per the financial statements to the total net assets per the Form 5500 as of December 31, 2015 and 2014, and the increase (decrease) in net assets per the financial statements to amounts reflected in the Form 5500 for the year ended December 31, 2015, is as follows:

	2015	2014
Net assets available for benefits per the financial statements	$550,946,854	$579,008,957
Adjustment from contract value to fair value for fully benefit-responsive stable value fund	1,064,678	1,904,564
Less: deemed distributions	(41,293)	(41,293)

Net assets per the Form 5500	$551,970,239	$580,872,228

	2015
Decrease in net assets per the financial statements	$(28,062,103)
Change in the adjustment from contract value to fair value from December 31, 2014 to December 31, 2015 for the fully benefit-responsive stable value fund	(839,886)

Increase in net assets per the Form 5500	$(28,901,989)

SUPPLEMENTAL SCHEDULES

WESTAR ENERGY, INC. EMPLOYEES’ 401(k) SAVINGS PLAN
Employer ID: 48-0290150
Plan No: 004

FORM 5500, SCHEDULE H, PART IV, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2015

	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Shares/Units	Cost	Current Value

*	Vanguard Institutional Index Fund	Registered Investment Company	445,258	**	$83,094,102
*	Vanguard Mid-Cap Index Fund	Registered Investment Company	945,867	**	31,071,736
*	Vanguard PRIMECAP Fund	Registered Investment Company	611,711	**	63,171,440
*	Vanguard Prime Money Market Fund	Registered Investment Company	14,288,526	**	14,288,526
*	Vanguard Small-Cap Index Fund	Registered Investment Company	370,708	**	19,666,038
*	Vanguard Target Retirement 2010	Registered Investment Company	54,152	**	1,347,291
*	Vanguard Target Retirement 2015	Registered Investment Company	449,301	**	7,105,049
*	Vanguard Target Retirement 2020	Registered Investment Company	448,017	**	12,163,654
*	Vanguard Target Retirement 2025	Registered Investment Company	738,845	**	11,540,757
*	Vanguard Target Retirement 2030	Registered Investment Company	150,155	**	4,162,308
*	Vanguard Target Retirement 2035	Registered Investment Company	222,226	**	3,742,288
*	Vanguard Target Retirement 2040	Registered Investment Company	148,768	**	4,232,437
*	Vanguard Target Retirement 2045	Registered Investment Company	211,330	**	3,757,451
*	Vanguard Target Retirement 2050	Registered Investment Company	143,177	**	4,079,113
*	Vanguard Target Retirement 2055	Registered Investment Company	36,722	**	1,132,139
*	Vanguard Target Retirement 2060	Registered Investment Company	14,003	**	381,034
*	Vanguard Target Retirement Income Fund	Registered Investment Company	153,834	**	1,915,228
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	4,508,802	**	47,973,658
*	Total International Stock Index Fund	Registered Investment Company	365,443	**	35,426,091
*	Vanguard Wellington Fund	Registered Investment Company	661,336	**	42,021,280
*	Vanguard Windsor Fund	Registered Investment Company	828,084	**	53,469,389
	Total Mutual Funds				445,741,009

*	Vanguard Retirement Savings Trust III	Common/Collective Trust	63,003,176	**	64,067,854
*	Westar Energy Common Stock Fund***	Company Stock Fund	1,424,641	**	32,439,081
*	Various Participants (net of $41,293 of deemed distributions)	Participant Loans (maturing through 2045 at interest rates of 4.25% - 9.60%)		**	9,485,507

		Adjustment from fair value to contract value for stable value fund			(1,064,678)

	Total Assets Held for Investment Purposes				$550,668,773

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and therefore is not included.
***	Excludes dividends receivable on 12/31/15 in the amount of $278,081.

See accompanying Independent Auditors' Report.

WESTAR ENERGY, INC. EMPLOYEES’ 401(k) SAVINGS PLAN
Employer ID: 48-0290150
Plan No: 004

FORM 5500, SCHEDULE H, PART IV, LINE 4(j) - SCHEDULE OF REPORTABLE TRANSACTIONS FOR YEAR ENDED DECEMBER 31, 2015

Identity of Party Involved	Description of Asset (include interest rate and maturity in case of a loan)	Purchase Price	Selling Price	Historical Cost of Asset on Transaction Date	Current Value of Asset on Transaction Date	Historical Gain (Loss)
Vanguard	Vanguard Retire Svgs Trust III	$16,586,003			$16,586,003
Vanguard	Vanguard Retire Svgs Trust III		$15,626,391	$15,626,391	$15,626,391	$—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment and Benefits Committee for the Westar Energy, Inc. Employees’ 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTAR ENERGY, INC.

By:

Signature	Title	Date

/s/ Tony Somma	Chairman	June 23, 2016
Tony Somma

/s/ Jerl L. Banning	Member	June 23, 2016
Jerl L. Banning

/s/ Jeffrey L. Martin	Member	June 23, 2016
Jeffrey L. Martin

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-151104 on Form S-8 of our report dated June 23, 2016, relating to the financial statements and supplemental schedules of the Westar Energy, Inc. Employees’ 401(k) Savings Plan, which report expresses an unqualified opinion and contains an explanatory paragraph related to the adoption of Financial Accounting Standards Board Accounting Standards Update (“ASU”) No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) and ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965), appearing in this Annual Report on Form 11-K of the Westar Energy, Inc. Employees’ 401(k) Savings Plan for the year ended December 31, 2015.

/s/ Deloitte & Touche LLP

Kansas City, Missouri
June 23, 2016